Exhibit 99.78

PROTECH ENTERS FLORIDA WITH ACCRETIVE ACQUISITION OF MAYHUGH’S MEDICAL EQUIPMENT

$7 MILLION IN ANNUALIZED REVENUES, IN EXCESS OF 15% ADJUSTED EBITDA MARGIN AND

INCREASES PROTECH’S ACTIVE PATIENT COUNT BY MORE THAN 10,000

5,000 PATIENTS TO IMMEDIATELY ENTER PROTECH’S SUBSCRIPTION RE-SUPPLY PLATFORM

Cincinnati, Ohio – February 2, 2021 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has acquired Mayhugh’s Medical Equipment (“MME”), a company based in Florida, reporting unaudited trailing 12-month annual revenues of approximately $7 million, Adjusted EBITDA (defined below) of $1.2 million, and positive net income.

Acquisition Details

Excluding the impact of future acquisitions, and organic growth derived from continuing operations, we are pleased to share the following selected financial and operating metrics for Protech following the closing of the acquisition of MME:

•	Run-Rate Revenue of $130-$135 million;

•	Run-Rate Adjusted EBITDA of $26-$30 million;

•	120,000 current active patients;

•	17,000 unique referrals; and

•	49 locations across 11 U.S. States.

MME is a leader in the respiratory home care services industry in Northern Florida and will add over 10,000 active patients to Protech’s patient population. Furthermore, MME represents Protech’s entrance into its 11th U.S. State with its 49th location. MME gives Protech immediate access to Jacksonville, an attractive metro hub in which it will leverage its existing infrastructure to create significant cross selling and patient growth opportunities. The MME management team has successfully transitioned MME from a relatively small medical equipment company to a clinical respiratory company with its product mix at over 85% respiratory, possessing a large selection of respiratory and home medical equipment to meet the needs of today's patients at home. The staff delivers on a high touch service model, aligned with Protech’s existing model, and is continually educating their patient base to ensure strong compliance of equipment. In addition, MME gives Protech the ability to immediately add over 5,000 patients from its patient base to Protech’s existing subscription-based resupply program and Protech expects to derive strong revenue synergies from this initiative.

MME has a diverse payor mix with no more than 50% coming from a particular payor source.

Under the terms of the definitive purchase agreement, Protech acquired MME for total consideration of approximately $5.8 million. Post integration, it is expected that MME will increase Protech’s annual revenues by approximately $7 million and Adjusted EBITDA by $1.4 to $1.8 million. Leveraging existing infrastructure and payor contracts, Protech expects to achieve additional revenue generated from organic growth, cross selling and corporate synergies.

Management Commentary

“We are delighted to close on the acquisition of MME, which provides us with a solid foundation from which to grow in the State of Florida, representing a major milestone for our company,” said Greg Crawford, Chairman and CEO of Protech. “We are excited to add another turn-key respiratory home care operator to our family of companies, with MME being a logical fit for Protech. We expect a smooth integration process and will move quickly to capture the tremendous amount of synergies, beginning with adding 5,000 patients to our subscription re-supply model, which will provide an immediate revenue driver for us. MME is immediately accretive, similar to our deep pipeline of potential acquisition targets, which we expect to be very busy moving through the funnel in the months to come.”

Chief Financial Officer, Hardik Mehta added, “MME’s heavily weighted respiratory product mix, and diversification of the payor mix, provides Protech with a stable foundation to start its Florida operations. We are excited to have the opportunity to penetrate the attractive Jacksonville market and have already begun the integration process. We will look to grow our scale in Florida both organically and through strategic bolt-on opportunities that present themselves. We believe MME is just the beginning of what will be an aggressive acquisition pace for us over the remainder of 2021, including potential larger revenue opportunities as we look to accelerate our scale beyond the current run-rate revenue we have.”

The Company had originally announced a non-binding letter of intent with MME on January 5, 2021.

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: MME increasing Protech’s annual revenues by approximately $7 million and Adjusted EBITDA by $1.4-$1.8 million; Protech expecting to achieve additional revenue generated from organic growth, cross selling and corporate synergies; Protech expecting a smooth integration process; Protech expecting to be busy progressing with potential acquisition targets in the coming months; Protech growing its scale in Florida; Protech completing strategic bolt-on acquisitions; and Protech beginning an aggressive acquisition pace during the remainder of 2021, including with larger targets; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: MME’s financial performance in the next 12 months being the same or better than their trailing twelve months; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s and MME’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company and MME, as applicable, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

Unless otherwise specified, all dollar amounts in this press release are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford

Chief Executive Officer

Protech Home Medical Corp.

859-300-6455

investorinfo@myphm.com